CLEARLY CANADIAN ANNOUNCES COMPLETION OF US $1,000,000 FINANCING

Cash Position Now in Excess of US $6.0 Million
as Company Set to Commence New Product and Marketing Initiatives

VANCOUVER, B.C., September 5, 2006 — CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) announced today that it has completed a non-brokered private placement (the “Financing”) with Pinetree Capital Ltd. for a total purchase of 333,334 common shares of the Company with an aggregate purchase price of US $1,000,000.

Stated Brent Lokash, President of Clearly Canadian, “We are very pleased to have Pinetree as an investor in our Company. Pinetree is a strategic financier with a track record of successful investments in many diverse market segments. This financing will further assist our efforts to market our current and future beverage products and continue to re-establish the brand name Clearly Canadian.”

In connection with the Financing, the Company is issuing to Pinetree warrants, vesting immediately and expiring in two years, to purchase 333,334 common shares at a purchase price of US $3.25 per share.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

About Pinetree
Pinetree Capital Ltd., which is publicly traded on the Toronto Stock Exchange under the symbol “PNP”, is a diversified investment, financial advisory and merchant banking firm focused on the small cap market. Pinetree’s investments are primarily in the resources sector: Oil & Gas, Uranium, Precious Metals and Base Metals. Pinetree’s investment approach is to build a macro position in a sector, find the micro-cap opportunities in that sector and work with those companies to build them to commercial production and create an exit. For more details about Pinetree and its investments, please visit www.pinetreecapital.com.

Forward Looking Statements
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s belief that new financing into the Company will be beneficial to the Company, including the expansion of the Company’s marketing, sales and production efforts, as the Company executes on its stated strategic initiatives, including the launching of new products and marketing intiatives. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

For further information regarding Investor Relations please contact:
Shareholder Relations
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

For further information regarding our company please visit www.clearly.ca or contact:
Marketing Manager
Email: smanson@clearly.ca
Tel: 1 (604) 742-5314